ONTARIO PHARMACISTS AND AVRICORE HEALTH PARTNER TO EXPAND HEALTHTAB™ IN COMMUNITY PHARMACIES AND ENHANCE PATIENT CARE

VANCOUVER, BC – (GLOBE NEWSWIRE) – November 18, 2019 – Avricore Health Inc. (TSXV: AVCR, OTC: AVCRF) (“Avricore Health” or the “Company”) and the Ontario Pharmacists Association (OPA) are pleased to announce a Memorandum of Understanding (MOU) to offer in partnership the Company’s HealthTab™ point-of-care blood screening system to OPA member pharmacies.

According to the Government of Canada, nearly one percent of Canadians of six years of age and older, are undiagnosed diabetics. They also found women are more likely to die of heart disease, as their symptoms are more subtle and often go ignored until it’s too late.

Avricore’s revolutionary HealthTab™ point-of-care blood screening platform is ideal for screening consumers for the early signs of diabetes, heart attack and stroke risk, as well as liver and kidney function concerns.

By offering HealthTab™, a pharmacist is able to modernize their practice through advancements in point-of-care testing, as well as address the high consumer demand for easier access to health data evidence-based care.

“From the very beginning, the vision for HealthTab™ was to empower patients and healthcare teams with better data, for better health outcomes,” said Avricore’s President, Bob Rai. “To work with the largest Canadian professional association for pharmacists to expand the network, demonstrates this vision coming to life.”

There are over 4400 pharmacies in Ontario and the OPA is Canada's largest advocacy, professional development and drug information provider for pharmacy professionals across Ontario with more than 10,000 members.

With easier access to regular screening, patients and their healthcare teams, including their trusted pharmacist, can take action to improve health outcomes and lower the risk of serious illness.

“Our objective is to advance the pharmacy profession as a vital healthcare provider through advocacy, innovation and support services,” said OPA CEO, Justin Bates. “By offering technologies that enhance our pharmacists’ ability to serve patients, we are supporting an important step forward in our profession.”

Both parties look forward to quickly concluding the final agreement and launching this initiative within the next two weeks, which will mean expanding consumers access to their health data and supporting the pharmacy profession in delivering evidence-based care.

Under this first stage agreement, OPA agrees to facilitate introductions and subsequent discussions with relevant decision makers within the OPA membership and its affiliates, providing Avricore with opportunities for pharmacy exposure. OPA will also promote Avricore’s point-of-care technology and real-world evaluation offerings to pharmacies to expand the network.

Avricore agrees to provide remuneration to OPA on contracts generated through commercial agreements facilitated by OPA and will support OPA with research and insights by using data generated from participating members for the purposes of enhancing pharmacy practice, better addressing patient needs, identifying trends, and supporting consumer health advocacy.

About Avricore Health Inc.

Avricore Health Inc. is committed to becoming a health innovator and applying technologies at the forefront of science to core health issues at the community pharmacy level. The Company’s goal is to empower consumers, patients and pharmacists with innovative technology, products, services and information to monitor and optimize health. www.avricorehealth.com

About the OPA

The Ontario Pharmacists Association is committed to evolving the pharmacy profession and advocating for excellence in practice and patient care. With more than 10,000 members, OPA is Canada's largest advocacy organization, professional development and drug information provider for pharmacy professionals across Ontario. By leveraging the unique expertise of pharmacy professionals, enabling them to practise to their fullest potential, and making them more accessible to patients, OPA is working to improve the efficiency and effectiveness of the healthcare system. The pharmacy sector plays a strong role in Ontario with an economic impact of more than $6.3 billion across 4,500 pharmacies, employing 60,000 Ontarians.

Cautionary Note Regarding Forward-Looking Statements

Information in this press release that involves Avricore Health's expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. Avricore Health generally uses words such as "outlook," "will," "could," "would," "might," "remains," "to be," "plans," "believes," "may," "expects," "intends," "anticipates," "estimate," "future," "positioned," "potential," "project," "remain," "scheduled," "set to," "subject to," "upcoming," and similar expressions to help identify forward-looking statements. In this press release, forward-looking statements include statements regarding: the completion of the placement and the expected timing thereof and the Company's expected use of proceeds from the placement; the unique features that the HealthTabTM platform offers to pharmacists and patients. Forward-looking statements reflect the then-current expectations, beliefs, assumptions, estimates and forecasts of Avricore Health's management. The forward-looking statements in this press release are based upon information available to Avricore Health as of the date of this press release. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of Avricore Health and are subject to a number of risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations, including without limitation: failure to meet regulatory requirements; changes in the market; potential downturns in economic conditions; and other risk factors described in Avricore's public filings. These forward-looking statements speak only as of the date on which they are made, and the Company undertakes no obligation to update them publicly to reflect new information or the occurrence of future events or circumstances, unless otherwise required to do so by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Contact:

Hector Bremner, CEO 604-773-8943

info@avricorehealth.com
www.avricorehealth.com